Exhibit 99.1

Baozun Announces Fourth Quarter and Fiscal Year 2016 Unaudited Financial Results

SHANGHAI, CHINA – February 21, 2017 – Baozun Inc. (Nasdaq: BZUN) ("Baozun" or the "Company"), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2016.

Fourth Quarter 2016 Financial Highlights

•	Total net revenues were RMB1,272.5 million (US$[1]183.3 million), an increase of 25.2% year-over-year.

•	Net income attributable to Baozun ordinary shareholders was RMB61.3 million (US$8.8 million), an increase of 358.8% year-over-year.

•	Non-GAAP net income attributable to Baozun ordinary shareholders[2] was RMB70.4 million (US$10.1 million), an increase of 237.6% year-over-year.

•	Basic and diluted net income attributable to Baozun ordinary shareholders per American Depository Share (“ADS[3]”) were RMB1.20 (US$0.17) and RMB1.11 (US$0.16), respectively, compared with basic and diluted net income attributable to Baozun ordinary shareholders per ADS of RMB0.27 and RMB0.25, respectively, for the same period of 2015.

•	Basic and diluted non-GAAP net income attributable to Baozun ordinary shareholders per ADS were RMB1.38 (US$0.20) and RMB1.26 (US$0.18), respectively, compared with basic and diluted non-GAAP net income attributable to Baozun ordinary shareholders per ADS of RMB0.41 and RMB0.39, respectively, for the same period of 2015.

Fourth quarter 2016 Operational Highlights

•	Total Gross Merchandise Volume (“GMV”)[4] was RMB4,803.6 million, an increase of 62.4% year-over-year.

•	Distribution GMV[5] was RMB898.9 million, an increase of 1.8% year-over-year.

•	Non-distribution GMV[6] was RMB3,904.7 million, an increase of 88.1% year-over-year.

•	Number of brand partners increased to 133 as of December 31, 2016, from 113 as of December 31, 2015.

•	Number of GMV brand partners increased to 122 as of December 31, 2016, from 95 as of December 31, 2015.

1  This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.9430 to US$1.00, the noon buying rate in effect on December 30, 2016 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2  Non-GAAP net income attributable to Baozun ordinary shareholders is a non-GAAP financial measure, which is defined as net income attributable to Baozun ordinary shareholders excluding share-based compensation expenses.

3  Each ADS represents three Class A ordinary shares.

4  GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.

5  Distribution GMV refers to the GMV under the distribution business model.

6  Non-distribution GMV refers to the GMV under the service fee business model and the consignment business model.

Fiscal Year 2016 Financial Highlights

•	Total net revenues were RMB3,390.3 million (US$488.3 million), an increase of 30.5% year-over-year.

•	Net income attributable to Baozun ordinary shareholders was RMB86.6 million (US$12.5 million), compared with net loss of RMB2.7 million in fiscal year 2015.

•	Non-GAAP net income attributable to Baozun ordinary shareholders was RMB120.8 million (US$17.4 million), an increase of 437.4% year-over-year.

•	Basic and diluted net income attributable to Baozun ordinary shareholders per ADS were RMB1.74 (US$0.25) and RMB1.59 (US$0.23), respectively, compared with basic and diluted net loss attributable to Baozun ordinary shareholders per ADS of RMB0.08 and RMB0.08, respectively, for fiscal year 2015.

•	Basic and diluted non-GAAP net income attributable to Baozun ordinary shareholders per ADS were RMB2.42 (US$0.35) and RMB2.21 (US$0.32), respectively, compared with basic and diluted non-GAAP net income attributable to Baozun ordinary shareholders per ADS of RMB0.65 and RMB0.59, respectively, for fiscal year 2015.

Fiscal Year 2016 Operational Highlights

•	Total GMV was RMB11,264.8 million, an increase of 67.3% year-over-year.

•	Distribution GMV was RMB2,534.1 million, an increase of 12.0% year-over-year.

•	Non-distribution GMV was RMB8,730.7 million, an increase of 95.2% year-over-year.

“We are excited to finish off the year by reporting another quarter of solid financial and operational results,” commented Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun. “Our strong performance continues to be driven by solid growth from our existing online stores and the expansion and further optimization of our portfolio of brand partners. This quarter marks three straight years of profitability on a non-GAAP basis, which I believe is a direct result of our improving operational capabilities, the sustainability and quality of our top line growth, the improvement in margin and our increasing economies of scale. Looking ahead, we will continue to strengthen our market leading position by focusing on enhancing our capabilities to provide best-in-class e-commerce solutions to our brand partners.”

Mr. Beck Chen, Chief Financial Officer of Baozun added, “We delivered another strong quarter of growth with GMV increasing by 62%. We are extremely confident in our strategy and the effectiveness of our operations, and expect GMV during fiscal year 2017 to grow by over 50% from fiscal year 2016. During the quarter, services revenue increased significantly, growing by 94% year-over-year, while net income attributable to Baozun ordinary shareholders increased 359% when compared with the same period last year, driven primarily by our continuous focus on improving our business model mix and operational efficiency.”

Fourth Quarter 2016 Financial Results

Total net revenues were RMB1,272.5 million (US$183.3 million), an increase of 25.2% from RMB1,016.0 million in the same quarter of last year. Maikefeng contributed RMB3.2 million (US$0.5 million) to total net revenues, a decrease of 66.7% from RMB9.6 million in the same quarter of last year.

Product sales revenue was RMB771.0 million (US$111.0 million), an increase of 1.8% from RMB757.4 million in the same quarter of last year. Maikefeng contributed RMB1.0 million (US$0.1 million) to product sales revenues, a decrease of 89.1% from RMB8.7 million in the same quarter of last year, primarily due to Maikefeng’s transition from a direct sales model to a marketplace-focused model.

Services revenue was RMB501.5 million (US$72.2 million), an increase of 93.9% from RMB258.6 million in the same quarter of last year. The increase was primarily attributable to the rapid growth of the Company’s consignment and service fee model businesses, and in particular, growth in sales of apparel products sold by existing brand partners as they expand their online presence. Maikefeng contributed RMB2.2 million (US$0.3 million) to services revenue, an increase from RMB0.9 million in the same quarter of last year, mainly due to its transition to a marketplace-focused model.

Total operating expenses were RMB1,209.6 million (US$174.2 million), compared with RMB1,014.1 million in the same quarter of last year.

•	Cost of products was RMB679.1 million (US$97.8 million), compared with RMB670.6 million in the same quarter of last year. The increase was primarily due to an increase in the volume of product sales from the Company’s core brand e-commerce business. Maikefeng accounted for RMB1.2 million (US$0.2 million) in cost of products, compared with RMB12.0 million in the same quarter of last year. The decrease was mainly due to Maikefeng’s transition from a direct sales model to a marketplace-focused model.

•	Fulfillment expenses were RMB227.7 million (US$32.8 million), compared with RMB138.3 million in the same quarter of last year. The increase was primarily due to increases in GMV contribution from the Company’s consignment business, percentage of total orders fulfilled by a premium delivery service provider, and warehouse rental expenses. Maikefeng accounted for RMB0.9 million (US$0.1 million) in fulfillment expenses, compared with RMB2.9 million in the same quarter of last year.

•	Sales and marketing expenses were RMB246.9 million (US$35.6 million), compared with RMB162.4 million in the same quarter of last year. The increase was primarily due to an increase in promotional and marketing expenses associated with Company-operated online stores. Maikefeng accounted for RMB5.2 million (US$0.8 million) in sales and marketing expenses, compared with RMB16.3 million in the same quarter of last year.

•	Technology and content expenses were RMB29.3 million (US$4.2 million), compared with RMB19.2 million in the same quarter of last year. The increase was primarily due to increases in technology-focused staff and project-based variable technological expenses from brand stores. Maikefeng accounted for RMB1.9 million (US$0.3 million) in technology and content expenses, compared with RMB1.5 million in the same quarter of last year.

•	General and administrative expenses were RMB26.2 million (US$3.8 million), compared with RMB24.8 million in the same quarter of last year. Maikefeng accounted for RMB0.2 million (US$21.6 thousand) in general and administrative expenses, compared with RMB0.4 million during the same quarter of last year.

Income from operations was RMB62.9 million (US$9.1 million), compared with RMB2.0 million in the same quarter of last year. Operating margin was 4.9%, compared with 0.2% in the same quarter of last year.

Non-GAAP income from operations7 was RMB72.0 million (US$10.4 million), compared with RMB9.5 million in the same quarter of last year. Non-GAAP operating margin was 5.7%, compared with 0.9% in the same quarter of last year.

Net income attributable to Baozun ordinary shareholders was RMB61.3 million (US$8.8 million), an increase of 358.8% from the same quarter of last year. Basic and diluted net income attributable to Baozun ordinary shareholders per ADS were RMB1.20 (US$0.17) and RMB1.11 (US$0.16), respectively, compared with basic and diluted net income attributable to Baozun ordinary shareholders per ADS of RMB0.27 and RMB0.25, in the same period of 2015.

Non-GAAP net income attributable to Baozun ordinary shareholders was RMB70.4 million (US$10.1 million), an increase of 237.6% from the same quarter last year. Basic and diluted non-GAAP net income attributable to Baozun ordinary shareholders per ADS8 were RMB1.38 (US$0.20) and RMB1.26 (US$0.18), respectively, compared with basic and diluted non-GAAP net income attributable to Baozun ordinary shareholders per ADS of RMB0.41 and RMB0.39, respectively, in the same period of 2015.

Fiscal Year 2016 Financial Results

Total net revenues were RMB3,390.3 million (US$488.3 million), an increase of 30.5% from RMB2,598.4 million in fiscal year 2015. Maikefeng contributed RMB24.7 million (US$3.6 million) to total net revenues, a decrease of 64.5% from RMB69.5 million last year.

Product sales revenue was RMB2,176.4 million (US$313.5 million), an increase of 12.2% from RMB1,940.6 million in fiscal year 2015. The increase was primarily due to the increased popularity of brand partners’ products, increasingly effective marketing and promotional campaigns and competitive pricing offered to consumers. Maikefeng contributed RMB16.0 million (US$2.3 million) to product sales revenues, a decrease of 76.4% from RMB67.9 million last year.

Services revenue was RMB1,213.8 million (US$174.8 million), an increase of 84.5% from RMB657.8 million in fiscal year 2015. The increase was primarily attributable to growth in sales of apparel products sold by existing brand partners as they expand their online presence and the addition of new brand partners in the same category. Maikefeng contributed RMB8.7 million (US$1.3 million) to services revenues, compared with RMB1.6 million last year.

7  Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses.

8  Basic and diluted non-GAAP net income attributable to Baozun ordinary shareholders per ADS are non-GAAP financial measures, which are defined as non-GAAP net income (loss) attributable to Baozun ordinary shareholders divided by weighted average number of shares used in calculating basic and diluted net income per ordinary share multiplied by three, respectively.

Total operating expenses were RMB3,300.2 million (US$475.3 million), compared with RMB2,590.0 million in fiscal year 2015.

•	Cost of products was RMB1,921.9 million (US$276.8 million), compared with RMB1,735.8 million in fiscal year 2015, primarily due to an increase in the volume of product sales. Maikefeng accounted for RMB45.0 million (US$6.5 million) in cost of products, a decrease of 26.5% from RMB61.2 million last year.

•	Fulfillment expenses were RMB540.9 million (US$77.9 million), compared with RMB325.2 million in fiscal year 2015. The increase was primarily due to increases in GMV contribution from the Company’s consignment business and rental expenses for the Company’s warehouses. Maikefeng accounted for RMB5.2 million (US$0.7 million) in fulfillment expenses, a decrease of 62.6% from RMB13.9 million last year.

•	Sales and marketing expenses were RMB658.8 million (US$94.9 million), compared with RMB403.5 million in fiscal year 2015. The increase was primarily due to an increase in promotional and marketing expenses associated with the Company’s online stores. Maikefeng accounted for RMB20.2 million (US$2.9 million) in sales and marketing expenses, a decrease of 53.2% from RMB43.2 million last year.

•	Technology and content expenses were RMB95.6 million (US$13.8 million), compared with RMB59.9 million in fiscal year 2015. The increase was primarily due to increases in technology-focused staff and project-based variable technology expenses from brand stores. Maikefeng accounted for RMB6.7 million (US$1.0 million) in technology and content expenses, an increase of 15.5% from RMB5.8 million last year.

•	General and administrative expenses were RMB88.3 million (US$12.7 million), compared with RMB73.7 million year-over-year. The increase was primarily due to increases in administrative staff and professional service fees as a listed company. Maikefeng accounted for RMB1.4 million (US$0.2 million) in general and administrative expenses, an increase of 285.7% from RMB0.4 million last year.

Income from operations was RMB90.1 million (US$13.0 million), compared with RMB8.5 million in 2015. Operating margin was 2.7%, compared with 0.3% last year.

Non-GAAP income from operations was RMB124.3 million (US$17.9 million), compared with RMB33.6 million in 2015. Non-GAAP operating margin was 3.7%, compared with 1.3% last year.

Net income attributable to Baozun ordinary shareholders was RMB86.6 million (US$12.5 million), compared with net loss of RMB2.7 million in fiscal year 2015. Basic and diluted net income attributable to ordinary shareholders per ADS were RMB1.74 and RMB1.59, compared with basic and diluted net income attributable to ordinary shareholders per ADS of RMB0.08 and RMB0.08, for fiscal year 2015.

Non-GAAP net income attributable to Baozun ordinary shareholders was RMB120.8 million (US$17.4 million), an increase of 437.4% from RMB22.5 million in fiscal year 2015. Basic and diluted non-GAAP net income attributable to ordinary shareholders per ADS were RMB2.42 and RMB2.21, respectively, compared with basic and diluted non-GAAP net income attributable to ordinary shareholders per ADS of RMB0.65 and RMB0.59, respectively, for fiscal year 2015.

In December 2016, the Company completed a follow-on public offering for an aggregate of 6,000,000 ADSs by the Company and several selling shareholders (the “Selling Shareholders”), which was priced at US$12.25 per ADS. The Company issued and sold 3,000,000 ADSs and the Selling Shareholders sold an aggregate of 3,000,000 ADSs. The proceeds to the Company, after deducting underwriting discounts and commissions, were approximately US$35.0 million, which strengthened its balance sheet.

As of December 31, 2016, the Company had RMB957.3 million (US$137.9 million) in cash, cash equivalents and short-term investment, an increase from RMB837.3 million as of December 31, 2015 due to the Company’s follow-on offering, which was partially offset by cash used in the Company’s share repurchase program and investment in logistics and office space.

For the full year of 2016, net cash provided by operating activities was RMB13.4 million compared with net cash provided in operating activities of RMB2.3 million in 2015.

Business Outlook

For the first quarter of 2017, the Company expects total net revenues to be between RMB800 million and RMB810 million, representing year-over-year growth of approximately 20% to 21%.

Conference Call

The Company will host a conference call to discuss the earnings at 8:00 p.m. Eastern Time on Tuesday, February 21, 2017 (9:00 a.m. Beijing time on Wednesday, February 22, 2017).

Dial-in numbers for the live conference call are as follows:

International:	+852 5808 3202
U.S. Toll Free	+1 631-514-2526
Mainland China Toll Free	4001-200-539
Hong Kong Toll Free	800-905-927
Passcode: BZUN

A telephone replay of the call will be available after the conclusion of the conference call through 11:59 p.m. Hong Kong Time, February 28, 2017.

Dial-in numbers for the replay are as follows:

International Dial-in	+61-2-9641-7900
U.S. Toll Free	1-866-846-0868

Passcode: 1520305

A live and archived webcast of the conference call will be available on the Investor Relations section of Baozun’s website at http://ir.baozun.com/.

Use of Non-GAAP Financial Measures

In evaluating the Company’s business, the Company considers and uses non-GAAP net income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income (loss) attributable to Baozun ordinary shareholders and non-GAAP net income (loss) attributable to Baozun ordinary shareholders per ADS, as supplemental measures to review and assess the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP net income/(loss) from operations is net income/(loss) from operations excluding share-based compensation expenses. Non-GAAP operating margin is non-GAAP income from operations as a percentage of total net revenues. Non-GAAP net income/(loss) is net income/(loss) excluding share-based compensation expenses. Non-GAAP net margin is non-GAAP net income as a percentage of total net revenues. Non-GAAP net income (loss) attributable to Baozun ordinary shareholders is net income (loss) attributable to Baozun ordinary shareholders excluding share-based compensation expenses. Non-GAAP net income (loss) attributable to Baozun ordinary shareholders per ADS is non-GAAP net income (loss) attributable to Baozun ordinary shareholders divided by weighted average number of shares used in calculating net income per ordinary share multiplied by three.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s operating performance and formulate business plans. Non-GAAP income/(loss) from operations and non-GAAP net income/(loss) enable the Company’s management to assess the Company’s operating results without considering the impact of share-based compensation expenses. The Company also believes that the use of the non-GAAP measures facilitate investors’ assessment of the Company’s operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income/(loss) from operations and non-GAAP net income/(loss) is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income/(loss) from operations and non-GAAP net income/(loss). Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. In light of the foregoing limitations, the non-GAAP net income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income (loss) attributable to Baozun ordinary shareholders and non-GAAP net income (loss) attributable to Baozun ordinary shareholders per ADS for the period should not be considered in isolation from or as an alternative to net income/(loss) from operations, operating margin, net income/(loss), net margin, net income (loss) attributable to Baozun ordinary shareholders and net income (loss) attributable to Baozun ordinary shareholders per ADS, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Baozun Inc.

Baozun is the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China by selling their goods directly to customers online or by providing services to assist with their e-commerce operations. The Company's integrated end-to-end brand e-commerce capabilities encompass all aspects of the e-commerce value chain, covering IT solutions, store operations, digital marketing, customer services, warehousing and fulfillment.

For more information, please visit http://ir.baozun.com

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Caroline Dong

ir@baozun.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	787,257	917,319	132,121
Restricted cash	48,144	50,832	7,321
Short-term investment	50,000	40,000	5,761
Accounts receivable, net	364,782	624,817	89,993
Inventories	334,347	312,071	44,948
Advances to suppliers	34,668	75,727	10,907
Prepayments and other current assets	112,122	108,495	15,627
Amounts due from related parties	37,565	38,772	5,584
Total current assets	1,782,700	2,168,033	312,262

Non-current assets
Investments in cost method investees	13,307	33,443	4,817
Property and equipment, net	59,208	100,892	14,531
Intangible assets, net	20,128	26,984	3,887
Other non-current assets	13,830	26,581	3,828
Deferred tax assets	13,815	12,332	1,776
Total non-current assets	106,473	200,232	28,839

Total assets	1,889,173	2,368,265	341,101

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	US$

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	457,493	526,461	75,826
Note payable	31,088	115,140	16,584
Income tax payable	7,793	15,811	2,277
Accrued expenses and other current liabilities	150,859	138,841	19,998
Amounts due to related parties	7,469	-	-
Total current liabilities	654,702	796,253	114,685
Total liabilities	654,702	796,253	114,685

Baozun Inc. Shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 138,170,631 and 146,111,244 shares issued and outstanding as of December 31, 2015 and December 31, 2016, respectively)	85	92	13
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2015 and December 31, 2016, respectively)	8	8	1
Additional paid-in capital	1,535,665	1,761,430	253,699
Accumulated deficit	(320,499)	(233,866)	(33,684)
Accumulated other comprehensive income	19,212	44,348	6,387
Total Baozun Inc. shareholders' equity	1,234,471	1,572,012	226,416

Noncontrolling interests	-	-	-
Total equity	1,234,471	1,572,012	226,416

Total liabilities and equity	1,889,173	2,368,265	314,101

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data and per ADS data)

	For the three months ended December 31,			For the year ended December 31,
	2015	2016		2015	2016
	RMB	RMB	US$	RMB	RMB	US$

Net revenues
Product sales	757,433	770,962	111,042	1,940,649	2,176,447	313,474
Services	258,616	501,538	72,236	657,794	1,213,828	174,828
Total net revenues	1,016,049	1,272,500	183,278	2,598,443	3,390,275	488,302

Operating expenses (1)
Cost of products	(670,559)	(679,146)	(97,817)	(1,735,820)	(1,921,856)	(276,805)
Fulfillment	(138,261)	(227,701)	(32,796)	(325,159)	(540,857)	(77,900)
Sales and marketing	(162,411)	(246,860)	(35,555)	(403,519)	(658,819)	(94,890)
Technology and content	(19,211)	(29,306)	(4,221)	(59,946)	(95,638)	(13,775)
General and administrative	(24,812)	(26,150)	(3,767)	(73,678)	(88,274)	(12,714)
Other operating income (loss), net	1,173	(402)	(58)	8,130	5,235	754
Total operating expenses	(1,014,081)	(1,209,565)	(174,214)	(2,589,992)	(3,300,209)	(475,330)
Income from operations	1,968	62,935	9,064	8,451	90,066	12,972
Other income
Interest income	3,733	3,845	554	8,834	11,869	1,709
Gain on disposal of investment	5,000	-	-	9,674	-	-
Share of loss in equity method investment	-	-	-	(10,236)	-	-
Exchange (loss) gain	(181)	640	92	(124)	320	46
Income before income tax	10,520	67,420	9,710	16,599	102,255	14,727
Income tax benefit (expense)	2,845	(6,784)	(977)	6,022	(16,831)	(2,424)
Net income	13,365	60,636	8,733	22,621	85,424	12,303
Preferred shares redemption value accretion	-	-	-	(25,332)	-	-
Net loss attributable to noncontrolling interests	-	687	99	-	1,209	174
Net income (loss) attributable to ordinary shareholders of Baozun Inc.	13,365	61,323	8,832	(2,711)	86,633	12,477

Net income (loss) per both Class A and Class B share attributable to ordinary shareholders of Baozun Inc.:
Basic	0.09	0.40	0.06	(0.03)	0.58	0.08
Diluted	0.08	0.37	0.05	(0.03)	0.53	0.08
Net income (loss) per ADS attributable to ordinary shareholders of Baozun Inc.:
Basic	0.27	1.20	0.17	(0.08)	1.74	0.25
Diluted	0.25	1.11	0.16	(0.08)	1.59	0.23
Weighted average shares used in calculating net income per ordinary share
Basic	150,958,354	152,670,367	152,670,367	102,987,119	149,935,100	149,935,100
Diluted	162,508,752	167,379,536	167,379,536	102,987,119	163,926,674	163,926,674

Net income	13,365	60,636	8,733	22,621	85,424	12,303
Other comprehensive income, net of tax:
Foreign currency translation adjustment	6,719	3,417	492	18,008	13,209	1,902
Comprehensive income	20,084	64,053	9,225	40,629	98,633	14,205

(1)	Share-based compensation expenses are allocated in operating expenses items as follows:

	For the three months ended December 31,			For the year ended December 31,
	2015	2016		2015	2016
	RMB	RMB	US$	RMB	RMB	US$

Fulfillment	401	514	74	1,440	1,755	253
Sales and marketing	2,983	3,374	486	9,793	13,370	1,926
Technology and content	1,452	2,069	298	5,047	7,875	1,134
General and administrative	2,661	3,156	455	8,915	11,185	1,611
	7,497	9,113	1,313	25,195	34,185	4,924

Baozun Inc.

Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per ADS data)

	For the three months ended December 31,			For the year ended December 31,
	2015	2016		2015	2016
	RMB	RMB	US$	RMB	RMB	US$

Income from operations	1,968	62,935	9,064	8,451	90,066	12,972
Add: Share-based compensation expenses	7,497	9,113	1,313	25,195	34,185	4,924
Non-GAAP income from operations	9,465	72,048	10,377	33,646	124,251	17,896

Net income	13,365	60,636	8,733	22,621	85,424	12,303
Add: Share-based compensation expenses	7,497	9,113	1,313	25,195	34,185	4,924
Non-GAAP net income	20,862	69,749	10,046	47,816	119,609	17,227

Net income (loss) attributable to ordinary shareholders of Baozun Inc.	13,365	61,323	8,832	(2,711)	86,633	12,477
Add: Share-based compensation expenses	7,497	9,113	1,313	25,195	34,185	4,924
Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.	20,862	70,436	10,145	22,484	120,818	17,401

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS:
Basic	0.41	1.38	0.20	0.65	2.42	0.35
Diluted	0.39	1.26	0.18	0.59	2.21	0.32
Weighted average shares used in calculating net income per ordinary share
Basic	150,958,354	152,670,367	152,670,367	102,987,119	149,935,100	149,935,100
Diluted	162,508,752	167,379,536	167,379,536	114,636,131	163,926,674	163,926,674